                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          Recovery Engineering, Inc.
                     -------------------------------------
                               (Name of Issuer)



                         Common Stock, $0.01 par value
                     -------------------------------------
                        (Title of Class of Securities)


                                   756269106
                     -------------------------------------
                                (CUSIP Number)



                           David J. Greenwald, Esq.
                             Goldman, Sachs & Co.
                                85 Broad Street
                           New York, New York 10004
                                (212) 902-1000
                     -------------------------------------
           (Name, address and telephone number of person authorized
                    to receive notices and communications)


                                 July 19, 1996
                     -------------------------------------
            (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [_]

Check the following box if a fee is being paid with this statement: [X]

- -------------------------
CUSIP NO.
756269106
- -------------

- --------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person
    Goldman, Sachs & Co.

- --------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                  (a) [X]
                                                  (b) [_]

- --------------------------------------------------------------------------------
3.  SEC Use Only

- --------------------------------------------------------------------------------
4.  Source of Funds

        WC
- --------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

                                                    --------
- --------------------------------------------------------------------------------
6.  Citizenship or place of Organization

         New York
                         --------
- --------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares
Beneficially             -0-
Owned By        ----------------------------------------------------------------
Each            8.  Shared Voting Power
Reporting
Person With         1,000,000
                ----------------------------------------------------------------
                9.  Sole Dispositive Power

                         -0-
                ----------------------------------------------------------------
                10. Shared Dispositive Power

                    1,000,000
                ----------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    1,000,000
- --------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares    _______

- --------------------------------------------------------------------------------
13. Percent of Class Representing by Amount in Row (11)

    18.8%
- --------------------------------------------------------------------------------
14. Type of Reporting Person

                BD-PN-IA
- --------------------------------------------------------------------------------

- -------------------------
CUSIP NO.
756269106
- -------------

- --------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    The Goldman Sachs Group, L.P.

- --------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                  (a) [X]
                                                  (b) [_]

- --------------------------------------------------------------------------------
3.  SEC Use Only

- --------------------------------------------------------------------------------
4.  Source of Funds

        WC
- --------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

                                                    --------
- --------------------------------------------------------------------------------
6.  Citizenship or place of Organization

         Delaware
- --------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares
Beneficially             -0-
Owned By        ----------------------------------------------------------------
Each            8.  Shared Voting Power
Reporting
Person With         1,000,000
                ----------------------------------------------------------------
                9.  Sole Dispositive Power

                         -0-
                ----------------------------------------------------------------
                10. Shared Dispositive Power

                    1,000,000
                ----------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    1,000,000
- --------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares    _______

- --------------------------------------------------------------------------------
13. Percent of Class Representing by Amount in Row (11)

    18.8%
- --------------------------------------------------------------------------------
14. Type of Reporting Person

                HC-PN
- --------------------------------------------------------------------------------

- -------------------------
CUSIP NO.
756269106
- -------------

- --------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    GS Capital Partners II, L.P.

- --------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                  (a) [X]
                                                  (b) [_]

- --------------------------------------------------------------------------------
3.  SEC Use Only

- --------------------------------------------------------------------------------
4.  Source of Funds

        WC
- --------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

                                                    --------
- --------------------------------------------------------------------------------
6.  Citizenship or place of Organization

         Delaware
- --------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares
Beneficially             -0-
Owned By        ----------------------------------------------------------------
Each            8.  Shared Voting Power
Reporting
Person With         627,428
                ----------------------------------------------------------------
                9.  Sole Dispositive Power

                         -0-
                ----------------------------------------------------------------
                10. Shared Dispositive Power

                    627,428
                ----------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    627,428
- --------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares    _______

- --------------------------------------------------------------------------------
13. Percent of Class Representing by Amount in Row (11)

    12.7%
- --------------------------------------------------------------------------------
14. Type of Reporting Person

                PN
- --------------------------------------------------------------------------------

- -------------------------
CUSIP NO.
756269106
- -------------

- --------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    GS Capital Partners II Offshore, L.P.

- --------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                  (a) [X]
                                                  (b) [_]

- --------------------------------------------------------------------------------
3.  SEC Use Only

- --------------------------------------------------------------------------------
4.  Source of Funds

        WC
- --------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

                                                    --------
- --------------------------------------------------------------------------------
6.  Citizenship or place of Organization

         Cayman Islands
- --------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares
Beneficially             -0-
Owned By        ----------------------------------------------------------------
Each            8.  Shared Voting Power
Reporting
Person With         249,429
                ----------------------------------------------------------------
                9.  Sole Dispositive Power

                         -0-
                ----------------------------------------------------------------
                10. Shared Dispositive Power

                    249,429
                ----------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    249,429
- --------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares    _______

- --------------------------------------------------------------------------------
13. Percent of Class Representing by Amount in Row (11)

    5.5%
- --------------------------------------------------------------------------------
14. Type of Reporting Person

                PN
- --------------------------------------------------------------------------------

- -------------------------
CUSIP NO.
756269106
- -------------

- --------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    GS Capital Partners II (Germany) C.L.P.

- --------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                  (a) [X]
                                                  (b) [_]

- --------------------------------------------------------------------------------
3.  SEC Use Only

- --------------------------------------------------------------------------------
4.  Source of Funds

        WC
- --------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

                                                    --------
- --------------------------------------------------------------------------------
6.  Citizenship or place of Organization

         Germany
- --------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares
Beneficially             -0-
Owned By        ----------------------------------------------------------------
Each            8.  Shared Voting Power
Reporting
Person With         23,143
                ----------------------------------------------------------------
                9.  Sole Dispositive Power

                         -0-
                ----------------------------------------------------------------
                10. Shared Dispositive Power

                    23,143
                ----------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    23,143
- --------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares    _______

- --------------------------------------------------------------------------------
13. Percent of Class Representing by Amount in Row (11)

    .5%
- --------------------------------------------------------------------------------
14. Type of Reporting Person

                PN
- --------------------------------------------------------------------------------

- -------------------------
CUSIP NO.
756269106
- -------------

- --------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    GS Advisors, L.P.

- --------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                  (a) [X]
                                                  (b) [_]

- --------------------------------------------------------------------------------
3.  SEC Use Only

- --------------------------------------------------------------------------------
4.  Source of Funds

        WC
- --------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

                                                    --------
- --------------------------------------------------------------------------------
6.  Citizenship or place of Organization

         Delaware
- --------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares
Beneficially             -0-
Owned By        ----------------------------------------------------------------
Each            8.  Shared Voting Power
Reporting
Person With         627,428
                ----------------------------------------------------------------
                9.  Sole Dispositive Power

                         -0-
                ----------------------------------------------------------------
                10. Shared Dispositive Power

                    627,428
                ----------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    627,428
- --------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares    _______

- --------------------------------------------------------------------------------
13. Percent of Class Representing by Amount in Row (11)

    12.7%
- --------------------------------------------------------------------------------
14. Type of Reporting Person

                PN
- --------------------------------------------------------------------------------

- -------------------------
CUSIP NO.
756269106
- -------------

- --------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    GS Advisors II (Cayman), L.P.

- --------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                  (a) [X]
                                                  (b) [_]

- --------------------------------------------------------------------------------
3.  SEC Use Only

- --------------------------------------------------------------------------------
4.  Source of Funds

        WC
- --------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

                                                    --------
- --------------------------------------------------------------------------------
6.  Citizenship or place of Organization

         Cayman Islands
- --------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares
Beneficially             -0-
Owned By        ----------------------------------------------------------------
Each            8.  Shared Voting Power
Reporting
Person With         249,429
                ----------------------------------------------------------------
                9.  Sole Dispositive Power

                         -0-
                ----------------------------------------------------------------
                10. Shared Dispositive Power

                    249,429
                ----------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    249,429
- --------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares    _______

- --------------------------------------------------------------------------------
13. Percent of Class Representing by Amount in Row (11)

    5.5%
- --------------------------------------------------------------------------------
14. Type of Reporting Person

                PN
- --------------------------------------------------------------------------------

- -------------------------
CUSIP NO.
756269106
- -------------

- --------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    Goldman, Sachs & Co. oHG

- --------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                  (a) [X]
                                                  (b) [_]

- --------------------------------------------------------------------------------
3.  SEC Use Only

- --------------------------------------------------------------------------------
4.  Source of Funds

        WC
- --------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

                                                    --------
- --------------------------------------------------------------------------------
6.  Citizenship or place of Organization

         Germany
- --------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares
Beneficially             -0-
Owned By        ----------------------------------------------------------------
Each            8.  Shared Voting Power
Reporting
Person With         23,143
                ----------------------------------------------------------------
                9.  Sole Dispositive Power

                         -0-
                ----------------------------------------------------------------
                10. Shared Dispositive Power

                    23,143
                ----------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    23,143
- --------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares    _______

- --------------------------------------------------------------------------------
13. Percent of Class Representing by Amount in Row (11)

    .5%
- --------------------------------------------------------------------------------
14. Type of Reporting Person

                PN
- --------------------------------------------------------------------------------

- -------------------------
CUSIP NO.
756269106
- ---------------
- --------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    Stone Sreet Fund 1996, L.P.
- --------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                (a)  X
                                                    ----
                                                (b)
                                                    ----
- --------------------------------------------------------------------------------
3.  SEC Use Only

- --------------------------------------------------------------------------------
4.  Source of Funds

        WC
- --------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
                                                   ----------
- --------------------------------------------------------------------------------
6.  Citizenship or place of Organization

        Delaware
- --------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially            -0-
Owned By        -----------------------------
Each            8  Shared Voting Power
Reporting
Person With         59,589
                -----------------------------
                9  Sole Dispositive Power

                        -0-
                -----------------------------
                10  Shared Dispositive Power

                    59,589
                -----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

        59,589
- ----------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                       -----
- ----------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

        1.4%
- -----------------------------------------------------------------------
14.  Type of Reporting Person

              PN
- -----------------------------------------------------------------------

- -------------------------
CUSIP NO.
756269106
- -------------
- --------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    Bridge Street Fund 1996, L.P.
- --------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a)  X
                                                       ----
                                                   (b)
                                                       ----
- --------------------------------------------------------------------------------
3.  SEC Use Only

- --------------------------------------------------------------------------------
4.  Source of Funds

        WC
- --------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
                                                   ----------
- --------------------------------------------------------------------------------
6.  Citizenship or place of Organization

        Delaware
- --------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially            -0-
Owned By        -----------------------------
Each            8  Shared Voting Power
Reporting
Person With         40,411
                -----------------------------
                9  Sole Dispositive Power

                        -0-
                -----------------------------
                10  Shared Dispositive Power

                    40,411
                -----------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

        40,411
- ----------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                       ------

- ----------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

       .9%
- ----------------------------------------------------------------------
14.  Type of Reporting Person

              PN
- ----------------------------------------------------------------------

- ----------------
CUSIP NO.
756269106
- ------------
- --------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    Stone Street Empire Corp.
- --------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                    (a) X
                                                        ---
                                                    (b)
                                                        ---
- --------------------------------------------------------------------------------
3.  SEC Use Only

- --------------------------------------------------------------------------------
4.  Source of Funds

        WC
- --------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
                                                   ----------
- --------------------------------------------------------------------------------
6.  Citizenship or place of Organization

        Delaware
- --------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially            -0-
Owned By        -----------------------------
Each            8  Shared Voting Power
Reporting
Person With        100,000
                -----------------------------
                9  Sole Dispositive Power

                        -0-
                -----------------------------
                10  Shared Dispositive Power

                   100,000
                -----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

        100,000
- -----------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                       -----
- -----------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

       2.3%
- -----------------------------------------------------------------------
14.  Type of Reporting Person

       CO
- -----------------------------------------------------------------------

          Item 1.  Security and Issuer.
                   -------------------

          This Statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Recovery Engineering, Inc., a Minnesota corporation (the "Company").

          The principal executive offices of the Company are located at 2229 Edgewood Avenue South, Minneapolis, MN 55426.

          Item 2.  Identity and Background.
                   -----------------------

          This Statement is being filed by GS Capital Partners II, L.P. ("GSCP"), GS Capital Partners II Offshore, L.P. ("GSCP II Offshore"), GS Capital Partners II (Germany) C.L.P. ("GSCP II Germany", and, together with GSCP and GSCP II Offshore, "GSCPII"), GS Advisors, L.P. ("GS Advisors"), GS Advisors II (Cayman), L.P. ("GS Advisors Cayman"), Goldman, Sachs & Co. oHG ("GS oHG"), Stone Street Fund 1996, L.P. ("Stone Street"), Bridge Street Fund 1996, L.P. ("Bridge Street" and together with Stone Street, the "Stone/Bridge Funds"), Stone Street Empire Corp. ("Empire Corp."), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group" and, together with GSCP, GSCP II Offshore, GSCP II Germany, GS Advisors, GS Advisors Cayman, GS oHG, Stone Street, Bridge Street, Empire Corp. and Goldman Sachs, the "Filing Persons")/1/. Goldman Sachs and GS Group may be deemed, for purposes of this Statement, to beneficially own 1,000,000 shares of Common Stock through GSCPII and the Stone/Bridge Funds (collectively, the "Limited Partnerships") of which affiliates of Goldman Sachs and GS Group are the general partner or the managing general partner. Goldman Sachs and GS Group each disclaim
- ---------------
  /1/ Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934.

ownership of shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates.

          The principal business address of each of Goldman Sachs, GS Group, GSCP, Stone Street, Bridge Street, Empire Corp. and GS Advisors is 85 Broad Street, New York, New York 10004. The principal business address for each of GSCP II Offshore and GS Advisors Cayman is c/o Maples and Calder, P.O. Box 309, Grand Cayman, Cayman Islands. The principal business address for each of GSCP II Germany and GS oHG is Messeturm Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Germany. Each of GSCP, a Delaware limited partnership, GSCP II Offshore, a Cayman Islands exempted limited partnership, and GSCP II Germany, a German civil law partnership, was formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions. Stone Street and Bridge Street, each a Delaware limited partnership, were formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions and in other financial instruments. GS Advisors, a Delaware limited partnership, is the sole general partner of GSCP. GS Advisors Cayman, a Cayman Islands exempted limited partnership, is the sole general partner of GSCP II Offshore. GS oHG is the sole managing partner of GSCP II Germany. Empire Corp. is the sole general partner of Stone Street and the sole managing general partner of Bridge Street. Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges.

Goldman Sachs also serves as the investment manager for GSCPII. GS Group, one of the general partners of Goldman Sachs, owns a 99% interest in Goldman Sachs. GS Group is a Delaware limited partnership and a holding partnership that engages (directly or indirectly through subsidiaries or affiliated companies or both) in the business of buying and selling securities, both foreign and domestic, and in making investments on behalf of its partners. GS Group is controlled by its general partners (which consist of the general partners of Goldman Sachs other than GS Group) as a group, who have delegated to its Executive Committee the power to act on their behalf with respect to the management of GS Group.

          The name, business address, present principal occupation or employment and citizenship of each of the general partners of Goldman Sachs and of GS Group that is a natural person are set forth in Schedule I hereto and are incorporated herein by reference. The name, state or place of organization, principal business, address of principal business and address of principal office of each of the general partners of Goldman Sachs (other than GS Group) and of GS Group that is not a natural person are also set forth in Schedule I hereto and incorporated herein by reference. The members of the Executive Committee of GS Group are those persons listed in Schedule I who have an asterisk marked next to their name. The name, business address, present principal occupation or employment and citizenship of each controlling person, if any, director and executive officer of each corporate general partner of Goldman Sachs are set forth in Schedule II-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of GS Advisors, Inc. and GS

Advisors II, Inc., each a Delaware corporation, that serves as the sole general partner of GS Advisors and GS Advisors Cayman, respectively, are set forth in Schedules II-B-i and II-B-ii hereto, respectively, and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Empire Corp. is set forth in Schedules II-B-iii hereto, and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each Managing Director of Goldman, Sachs & Co. Finanz GmbH which is the managing general partner of GS oHG are set forth in
Schedule II-C hereto and are incorporated herein by reference.

          During the last five years, none of the Filing Persons, or, to the knowledge of each of the Filing Persons, any of the persons listed on Schedule I or Schedule II-A, II-B-i, II-B-ii, II-B-iii or ll-C hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     Item 3.  Source and Amount of Funds or Other
              -----------------------------------
              Consideration.
              -------------

     Pursuant to the Securities Purchase Agreement, dated as of July 19, 1996 (the "Purchase Agreement"), between the Company and the Limited Partnerships, on

July 19, 1996, the Limited Partnerships purchased an aggregate principal amount of $15,000,000 of 5% Convertible Notes due 2003 (the "Notes"). The total consideration for the purchase of the Notes was $15,000,000. A copy of the Purchase Agreement is filed as Exhibit (1).

     The funds used by the Limited Partnerships to purchase the Notes as described above were obtained by the Limited Partnerships from capital contributions by the Limited Partnerships' partners and from the Limited Partnerships' available funds.

     None of the persons listed on Schedule I, II-A, II-B-i, II-B-ii, II-B-iii or II-C hereto has contributed any funds or other consideration towards the purchase of the Notes, except insofar as they may be general or limited partners of any of Goldman Sachs or the Limited Partnerships and have made capital contributions to any of Goldman Sachs or the Limited Partnerships, as the case may be.

     Item 4.  Purpose of the Transaction.
              --------------------------

     Each of the Limited Partnerships purchased the Notes for the purpose of making an investment in the Company. The aggregate amount of the Notes may be converted into an aggregate of 1,000,000 shares of Common Stock, subject to customary antidilution provisions, at any time at the option of the Limited Partnerships, or after January 18, 2000 by the Company if certain conditions are satisfied. Each of the Filing Persons expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. The Filing Persons may purchase additional shares of Common Stock or may sell shares of Common Stock from time to time in public or private transactions (subject, in the case of the Limited Partnerships, to any applicable limitations imposed on the sale of any of their Notes or shares of Common Stock by the Securities Act).

     Pursuant to the Purchase Agreement, the Board of Directors of the Company increased the size of the Board of the Directors of the Company by one and elected a designee of GSCP to the Board of Directors of the Company immediately upon the closing of the purchase of the Notes (the "Closing"). For as long as at least 25% of the initial number of Securities (defined below) remain outstanding and the Limited Partnerships hold a majority of the outstanding Securities, at each meeting for the election of directors of the Company, the Company will include in the slate of directors nominated and recommended by the Board of Directors of the Company to the stockholders for election as directors one person designated by GSCP. If at least 25% of the initial number of securities remain outstanding, but the Limited Partnerships do not own a majority of the outstanding Securities, the holders of a majority of the Securities have the right to designate a representative for election to the Board of Directors of the Company. The Company will use its best efforts to cause the person so designated (the "Representative") to be elected and maintained as a director of the Company. The Representative will be a member of the Company's executive and finance committees, if any, or any committee performing substantially similar functions and, upon request by the Representative, any other committee of the Board of Directors. "Securities" means (i) the shares of Common Stock issued or issuable, in each case, upon conversion of the Notes and (ii) any shares of Common Stock issued or issuable with respect to the securities referred to in clause (i) above by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization, and any person or entity that holds Notes will be deemed to be the holder of the number of shares of Common Stock issuable upon conversion of the Notes. As to any particular shares of Common Stock which are "Securities", such shares cease to be "Securities" when they have been (a) effectively registered under the Securities Act of 1933, as amended (the "Securities Act") and disposed of in accordance with the registration statement covering them or (b) sold pursuant to Rule 144 under the Securities Act.

     In addition, for so long as the number of Securities outstanding is at least 25% of the initial number of Securities, under the Purchase Agreement, GSCP is entitled to receive certain current and historical financial data and other financial data as GSCP may reasonably request and to have access to the properties of the Company and to officers of the Company, as GSCP may reasonably request.

     In addition, the Purchase Agreement provides that, so long as the number of Securities outstanding is at least 25% of the initial number of Securities, the Company will not take any of the following actions (a) without the affirmative vote or consent of GSCP if the Limited Partnerships hold a majority of the outstanding Securities, and (b) without the affirmative vote of the holders of a majority of the Securities if the Limited Partnerships do not own a majority of the outstanding Securities: (i) issue new debt ranking senior to, or pari passu with, the Notes except for up to $5 million of debt issued in connection with real property leases and current indebtedness; (ii) pay, declare or set aside sums for the payment of, any dividends, or make any distributions, in respect of any shares of Common Stock or other equity interests of the Company;

(iii) redeem, purchase or otherwise acquire shares of its Common Stock or other equity interests of the Company; (iv) consolidate, merge into, or enter into any similar business combination transaction, sell all or substantially all of its assets, or effect a transaction or series of transactions pursuant to which more than fifty percent of the voting securities of the Company are transferred to another person; (v) acquire a majority of the shares of capital stock or other equity interests or assets of, any person or entity; (vi) enter into any transaction with an affiliate of the Company, other than transactions which are not material to the Company and which are on terms no less favorable to the Company than would be obtained in a comparable arm's length transaction with a person that is not an affiliate of the Company; or (vii) enter into a new line of business other than the designing, manufacturing or marketing of small-scale drinking water treatment systems and related household and consumer products. Notwithstanding the foregoing, for purposes of determining whether the Company has obtained the affirmative vote or prior consent of the holders of a majority of the Securities for actions listed in clauses (i), (ii) and (iii) above, shares of Common Stock issued upon conversion of the Notes will not be considered "Securities".

     The Purchase Agreement also provides that, as long as the number of Securities outstanding is at least 25% of the initial number of Securities and any of the Limited Partnerships holds any Securities, such Limited Partnerships will have the right to purchase a pro rata portion of any capital stock or other
                                  --------
rights to purchase capital stock (with certain exceptions) proposed to be sold or issued by the Company.

     None of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed on Schedule I , II-A, II-B-i, II-B-ii, II-B-iii or II-C hereto has any present plans or intentions other than those disclosed herein which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------

     (a) As described in Item 3, the Limited Partnerships purchased the Notes which may be converted into shares of Common Stock at any time by the holder or after January 18, 2000 by the Company if certain conditions are satisfied. As a result, as of July 19, 1996, GSCP beneficially owned 627,428 shares of Common Stock, GSCP II Offshore beneficially owned 249,429 shares of Common Stock, GSCP II Germany beneficially owned 23,143 shares of Common Stock (aggregating 900,000 shares of Common Stock beneficially owned by GSCPII), Stone Street beneficially owned 59,589 shares of Common Stock and Bridge Street beneficially owned 40,411 shares of Common Stock. Based on information provided by the Company under the Purchase Agreement, 4,321,325 shares of Common Stock were outstanding as of July 9, 1996. Based on the foregoing, GSCP beneficially owns approximately 12.7%, GSCP II Offshore beneficially owns approximately 5.5%, GSCP II Germany beneficially owns less than 1% (aggregating for GSCP II a beneficial ownership of 17.2%), Stone Street beneficially owns 1.4% and Bridge Street beneficially owns 0.9%, in each case of the outstanding shares of Common Stock.

     Goldman Sachs and GS Group may be deemed to hold through the Limited Partnerships, for purposes of this Statement, the beneficial ownership of 1,000,000 shares of Common Stock. Accordingly, Goldman Sachs and GS Group could be deemed to beneficially own approximately 18.8% of the outstanding shares of Common Stock.

     None of the Filing Persons beneficially owns any shares of Common Stock other than as set forth herein.

     (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated in pages 2 through 12 above.

     (c) Except for the purchase of the Notes, no transactions in the Common Stock were effected by the Filing Persons, or to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I, II-A, II-B-i, II-B-ii, II-B-iii or II-C hereto, during the past sixty days.

     (d) No other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

     (e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings
            ---------------------------------------
            or Relationships with Respect to
            --------------------------------
            Securities of the Issuer.
            ------------------------

          Purchase Agreement. Under the Purchase Agreement and as disclosed in
          ------------------
Item 4, the Company has agreed that so long as at least 25% of the initial number of Securities remain outstanding and the Limited Partnerships hold a majority of the Securities, the Company will not engage in certain transactions or activities without the affirmative vote or prior consent of GSCP. In addition, pursuant to the Purchase Agreement, the Company has agreed that, so long as at least 25% of the initial number of Securities remain outstanding, it will (i) comply in all material respects with all applicable laws; (ii) refrain from entering into any agreement that would prohibit the Company from performing its obligations pertaining to the Notes; (iii) maintain its corporate existence, rights and franchises in full force and effect; (iv) maintain insurance (including directors' and officers' liability insurance) in such amounts and types as are customarily carried under similar circumstances by companies engaged in the same or a similar business; (v) pay its taxes and other obligations; (vi) not incur any material liability with respect to retiree medical or unfunded benefits payable after the termination of employment; (vii) maintain employee benefits plans in material compliance with applicable law;
(viii) provide GSCP with annual audited financial statements, quarterly unaudited financial statements (or alternatively, at the election of the Company, annual reports on Form 10-K or quarterly reports on Form 10-Q, respectively), all registration statements (with certain exceptions) and other regular and periodic reports filed with the Securities and Exchange Commission, all proxy statements, notices and reports sent to the Company's shareholders, and copies of all compliance certificates furnished to lenders of the Company; and (ix) provide GSCP access to the properties and historical financial records of the Company or any of its subsidiaries and to provide GSCP access to officers of the Company to discuss the affairs and finances of the Company.

     As discussed in Item 4, the Company has agreed to use its best efforts to cause a Representative to be elected to, and to be maintained as a member of, the Board of Directors. If, at any time during which the Company is required to use its best efforts to cause a Representative to be elected to the Board of Directors, a Representative is not elected to the Board of Directors of the Company, GSCP or the holders of a majority of the Securities, as the case may be, will have the right to have one non-voting observer present at all meetings of the Board of Directors, and the observer will have the same access to information concerning the business and operations of the Company as the directors of the Company. The Company has also agreed to reimburse and indemnify each Representative and any non-voting observer for all reasonable expenses and any losses incurred by such person in such person's capacity as a director of the Company, or observer, as applicable. The foregoing shall be in addition to, and not in lieu of, any indemnification or reimbursement obligations of the Company under the Articles of Incorporation or bylaws of the Company or by law.

     The Notes are unsecured obligations of the Company and mature on July 18, 2003. The Company will pay interest in cash on the unpaid principal amount of the Notes from the Closing, at a rate 5% per annum, payable quarterly, commencing September 30, 1996.

     Holders may require the Company to redeem (x) up to $5 million principal amount of Notes after July 19, 2001, but before July 18, 2002 and (y) thereafter, up to the excess of $10 million principal amount of Notes over the principal amount of Notes, if any, redeemed during the period described in clause (x). The redemption price equals the principal amount to be redeemed plus accrued and unpaid interest thereon.

     If a Change in Control (as defined below) occurs at any time, then any holder of the Securities may require the Company to redeem any or all of the Securities held by such holder. If the Securities are (x) in the form of Notes, the redemption price, payable in cash, will equal, at the holder's election,
(i) the principal amount of such Notes plus all accrued and unpaid interest thereon, or (ii) the amount such holder would have received pursuant to clause
(y) below had such holder converted such Notes into Common Stock and (y) in the form of Common Stock, the cash purchase price per share of Common Stock will equal the average closing price per share of Common Stock over the 20 trading days prior to such Change of Control.

     A Change in Control means (i) the acquisition, other than from the Company, by any individual, entity or group of beneficial ownership of 35% or more of the combined voting power of the then outstanding voting securities of the Company entitled to vote in the election of directors; (ii) a reorganization, merger or consolidation, in each case, where all or substantially all of the beneficial owners immediately prior to the reorganization, merger or consolidation do not, following the transaction, beneficially own a majority of the voting power of the corporation resulting from such transaction; (iii) the sale, lease or disposition of all or a substantial part of the assets or property of the Company; or (iv) the individuals who, immediately after the Closing, constituted the Board of Directors (together with individuals who thereafter were elected as directors and whose election was approved by a majority of the directors who were serving immediately after the Closing) cease to constitute at least 50% of the members of the Board of Directors.

     As described in Item 4, the Company may convert each Note after January 18, 2000, if certain conditions are satisfied. Conversion is permitted provided that
(i) no Event of Default (as defined below) has occurred and is continuing, (ii) the market price of the Common Stock has been at least $30 per share (subject to adjustment) for a specified period of time, and (iii) that for a specified period prior to such conversion (a) the Company has not purchased any shares of Common Stock, and (b) an average daily trading volume of the Common Stock for that period, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System, is at least a specified amount.

     Events of Default under the Notes include: (i) nonpayment of principal or interest, (ii) certain bankruptcy events, (iii) acceleration of certain indebtedness (iv) certain covenant defaults under the Purchase Agreement and the Executive Agreement (as defined below) and (v) final judgments against the Company in excess of $3 million.


     Registration Rights.  In connection with the purchase of the Notes, the
     --------------------
Company and the Limited Partnerships entered into a Registration Rights Agreement (the "Registration Rights Agreement"). A copy of the Registration Rights Agreement is filed as Exhibit (2).

     Under the Registration Rights Agreement, beginning two years after the date of the purchase of the Notes by the Limited Partnerships, holders of the Notes or the shares of Common Stock into which the Notes are convertible (both being referred to as "Registrable Securities"), which hold at least 25% of the shares of Common Stock issuable upon conversion of the Notes, will have the right to require the Company to file a registration statement under the Securities Act covering Registrable Securities. The Limited Partnerships may request up to three such registrations. In addition, beginning two years after the date of the purchase of the Notes by the Limited Partnerships, the Registration Rights Agreement entitles the holders of Registrable Securities to "piggyback" rights (i.e., the right to participate, subject to certain exceptions, in registrations by the Company of its equity securities under the Securities Act). All expenses incurred in connection with such registrations will be borne by the Company. The Registration Rights Agreement provides for customary indemnification of holders of Registrable Securities participating in any registration of securities, including indemnification for liabilities under the Securities Act.

     Further, the Company has agreed that it will use its best efforts to provide and maintain the requisite public information to facilitate sales pursuant to Rule 144 of the Securities Act of the Notes and the shares of Common Stock into which such Notes are convertible.

     Executive Restriction Agreement.  In connection with the purchase of the
     --------------------------------
Notes, the Company, the Limited Partnerships and Brian F. Sullivan, the president and chief executive officer of the Company (the "Executive"), have entered into the Executive Restriction Agreement (the "Executive Agreement"), dated as of July 19, 1996. The Executive Agreement prohibits, subject to certain exceptions, the sale by the Executive of Common Stock and Common Stock Equivalents (as defined in the Executive Agreement) until the second anniversary of the Closing. After the second anniversary, the Executive may not sell or otherwise transfer in any transaction (other than certain permitted transfers) the Common Stock and Common Stock Equivalents he then holds in the Company to the extent that the Executive would have sold or otherwise transferred in such transaction or previous transactions in excess of 25% of the Common Stock and Common Stock Equivalents held by the Executive as of the Closing unless the holders of the Securities are allowed to participate in such sale on a pro rata basis. The Executive has also agreed to refrain from
               --- ----
competing with the Company for three years after (x) his employment with the Company is terminated for cause or (y) he resigns from the Company other than for good reason (as defined in the Executive Agreement). The Executive Agreement terminates at such time as the number of securities outstanding is equal to less than 25% of the Securities issued as of the Closing. A copy of the Executive Agreement is filed as Exhibit (4).

     The foregoing descriptions of the Purchase Agreement, the Registration Rights Agreement and the Executive Agreement in this Statement are qualified in their entirety by reference to the Purchase Agreement, the Registration Rights Agreement and the Executive Agreement, copies of which are filed as Exhibits
(1), (2) and (3) hereto, respectively, and are incorporated herein by reference.

     Except as described herein, none of the Filing Persons or, to the knowledge of each of the Filing Persons, any of the persons listed on Schedule I or
Schedule II-A, II-B-i, II-B-ii, II-B-iii or II-C hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

     Item 7.  Material to be Filed as Exhibits.
              --------------------------------

     (1) Securities Purchase Agreement by and among the Company and the Limited Partnerships, dated as of July 19, 1996

     (2) Registration Rights Agreement between the Company and the Limited Partnerships, dated as of July 19, 1996

     (3) Executive Agreement, by and among the Company, the Limited Partnerships and Brian F. Sullivan, dated as of July 19, 1996

     (4)    Joint Filing Agreement

                                   SIGNATURE
                                   ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth is true, complete and correct.

July 26, 1996

                                   GS CAPITAL PARTNERS II, L.P.

                                      By:  GS Advisors, L.P.,
                                           its general partner
                                           of GS Capital Partners, L.P.

                                      By:  GS Advisors, Inc.,
                                           its general partner of
                                           GS Advisors, L.P.

                                      By:  \s\ Richard A. Friedman
                                           -----------------------
                                           Name:  Richard A. Friedman
                                           Title: President


                                   GS ADVISORS, L.P.

                                      By:  GS Advisors, Inc.
                                           its general partner
                                      By:  \s\ Richard A. Friedman
                                           -----------------------
                                           Name:  Richard A. Friedman
                                           Title: President

                                   GS CAPITAL PARTNERS II OFFSHORE, L.P.

                                      By:  GS Advisors II. (Cayman), L.P.,
                                           its general partner

                                      By:  GS Advisors II, Inc.,
                                           its general partner

                                      By:  \s\ Richard A. Friedman
                                           -----------------------
                                           Name:  Richard A. Friedman
                                           Title: President

                                   GS ADVISORS II (CAYMAN), L.P.

                                      By:  GS Advisors II, Inc.,
                                           its general partner

                                      By:  \s\ Richard A. Friedman
                                           -----------------------
                                           Name:  Richard A. Friedman
                                           Title: President

                                   GS CAPITAL PARTNERS II (Germany) C.L.P.

                                      By:  Goldman, Sachs & Co. oHG,
                                           its managing partner

                                      By:  Goldman, Sachs & Co.
                                           Finanz GmbH, its managing
                                           partner

                                      By:  \s\ Richard A. Friedman
                                           -----------------------
                                           Name:  Richard A. Friedman
                                           Title: Attorney-in-fact


                                   GOLDMAN, SACHS & CO. oHG

                                      By:  Goldman, Sachs & Co.
                                           Finanz GmbH, its managing
                                           partner

                                      By:  \s\ Richard A. Friedman
                                           -----------------------
                                           Name:  Richard A. Friedman
                                           Title: Attorney-in-fact


                                   GOLDMAN, SACHS & CO.

                                      By:  \s\ Richard A. Friedman
                                           -----------------------
                                           Name:  Richard A. Friedman
                                           Title: General Partner


                                   THE GOLDMAN SACHS GROUP, L.P.

                                      By:  \s\ Richard A. Friedman
                                           -----------------------
                                           Name:  Richard A. Friedman
                                           Title: General Partner


                                   STONE STREET FUND 1996, L.P.

                                      By:  Stone Street Empire Corp.,
                                           its general partner


                                      By:  \s\ Richard A. Friedman
                                           -----------------------
                                           Name:  Richard A. Friedman
                                           Title: Vice President


                                   BRIDGE STREET FUND 1996, L.P.

                                      By:  Stone Street Empire Corp.,
                                           its managing general partner


                                      By:  \s\ Richard A. Friedman
                                           -----------------------
                                           Name:  Richard A. Friedman
                                           Title: Vice President



                                   STONE STREET EMPIRE CORP.


                                      By:  \s\ Richard A. Friedman
                                           -----------------------
                                           Name:  Richard A. Friedman
                                           Title: Vice President

                                   SCHEDULE I
                                   ----------

     The following table sets forth the name of each of the general partners of Goldman, Sachs & Co. (other than The Goldman Sachs Group, L.P.) and of The Goldman Sachs Group, L.P. Unless otherwise indicated, the business address of each person listed below is 85 Broad Street, New York, NY 10004, and, unless otherwise indicated, each natural person listed below is a citizen of the United States of America. Nobuyoshi John Ehara Inc., Jun Makihara Inc., Masanori Mochida Inc., Hideo Ishihara, Inc. and Oki Matsumoto, Inc., the only corporate general partners of Goldman, Sachs & Co. and The Goldman Sachs Group, L.P., were each incorporated in the State of Delaware. The principal occupation of each natural person listed below and the principal business of each of Nobuyoshi John Ehara Inc., Jun Makihara Inc., Masanori Mochida Inc., Hideo Ishihara, Inc. and Oki Matsumoto, Inc. is as a general partner of Goldman, Sachs & Co. The persons listed below who have an asterisk marked next to their name are members of the Executive Committee of The Goldman Sachs Group, L.P.

Name and Citizenship          Business Address
- ---------------------         ----------------

The persons listed below who have an asterisk marked next to their name are members of the Executive Committee of The Goldman Sachs Group, L.P.

Jon Z. Corzine*

Henry M. Paulson, Jr.*

Roy J. Zuckerberg*

David M. Silfen*

Richard M. Hayden             133 Fleet Street
                              London EC4A 2BB, England

Robert J. Hurst*

Howard C. Katz

Peter K. Barker               333 South Grand Avenue
                              Los Angeles, CA 90071

Eric S. Dobkin

Willard J. Overlock, Jr.


Jonathan L. Cohen

Name and Citizenship          Business Address
- ---------------------         ----------------

Fredric B. Garonzik

Kevin W. Kennedy

William C. Landreth           4900 Sears Tower
                              Chicago, IL  60606

Daniel M. Neidich

Edward Spiegel

Robert F. Cummings, Jr.

Angelo DeCaro

Steven G. Einhorn

David B. Ford

David M. Leuschen

Michael R. Lynch

Michael D. McCarthy

Donald C. Opatrny, Jr.

Thomas E. Tuft

Michael P. Mortara

Lloyd C. Blankfein

John P. Curtin, Jr.           150 King Street West
                              Toronto M5H 1J9, Canada

Gavyn Davies                  133 Fleet Street
United Kingdom                London EC4A 2BB, England

Dexter D. Earle

Nobuyoshi John Ehara          12-32, Akasaka 1-chome
Japan                         Minato-ku, Tokyo 107,  Japan

Name and Citizenship          Business Address
- ---------------------         ----------------

Nobuyoshi John Ehara Inc.

J. Christopher Flowers

Gary Gensler

Charles T. Harris III

Thomas J. Healey

Stephen Hendel

Robert E. Higgins

Robert J. Katz

Ernest S. Liu

Eff W. Martin                 555 California Street
                              San Francisco, CA 94104

Charles B. Mayer, Jr.

Michael J. O'Brien            133 Fleet Street
United Kingdom                London EC4A 2BB, England

Mark Schwartz

Stephen M. Semlitz

Robert K. Steel

John A. Thain*                133 Fleet Street
                              London EC4A 2BB, England

John L. Thornton              133 Fleet Street
                              London EC4A 2BB, England


Bracebridge H. Young, Jr.     133 Fleet Street
                              London EC4A 2BB, England

Joseph R. Zimmel

Name and Citizenship          Business Address
- ---------------------         ----------------

Barry L. Zubrow

Gary L. Zwerling

Jonathan R. Aisbitt           133 Fleet Street
United Kingdom                London EC4A 2BB, England

Andrew M. Alper

William J. Buckley

Frank L. Coulson, Jr.

Connie Kadrovach Duckworth    4900 Sears Tower
                              Chicago, IL  60606

Richard A. Friedman

Alan R. Gillespie             133 Fleet Street
United Kingdom                London EC4A 2BB, England


Joseph H. Gleberman

Jacob D. Goldfield

Steven M. Heller

Ann F. Kaplan

Robert S. Kaplan

Peter D. Kiernan III

John P. McNulty

T. Willem Mesdag              Messe Turm 60308
                              Frankfurt am Main, Germany

Gaetano J. Muzio              555 California Street
                              San Francisco, CA  94104

Robin Illgen Neustein

Name and Citizenship          Business Address
- ---------------------         ----------------

Timothy J. O'Neill

Scott M. Pinkus

John J. Powers

Stephen D. Quinn

Arthur J. Reimers             133 Fleet Street
                              London EC4A 2BB, England

James P. Riley, Jr.

Richard A. Sapp               133 Fleet Street
                              London EC4A 2BB, England

Donald F. Textor

Thomas B. Walker III

Patrick J. Ward               133 Fleet Street
                              London EC4A 2BB, England

Jeffrey M. Weingarten         133 Fleet Street
                              London EC4A 2BB, England

Jon Winkelried

Richard  Witten

Carlos A. Cordeiro            133 Fleet Street
                              London EC4A 2BB, England

John O. Downing

W. Mark Evans                 3 Garden Road
Canada                        Hong Kong

Michael D. Fascitelli

Sylvain M. Hefes              2 Rue de Thann
France                        Paris, France  75017

Reuben Jeffery III            133 Fleet Street

Name and Citizenship          Business Address
- ---------------------         ----------------

                              London EC4A 2BB, England

Lawrence H. Linden

Jun Makihara                  12-32, Akasaka 1-chome
Japan                         Minato-ku, Tokyo 107, Japan

Jun Makihara Inc.

Masanori Mochida              12-32, Akasaka 1-chome
Japan                         Minato-ku, Tokyo 107, Japan

Masanori Mochida Inc.

Robert B. Morris III          133 Fleet Street
                              London EC4A 2BB, England

Philip D. Murphy              Messe Turm, D-6000
                              Frankfurt am Main 1, Germany

Suzanne M. Nora Johnson       333 South Grand Avenue
                              Los Angeles, CA 90071

Terence M. O'Toole

Gregory K. Palm               133 Fleet Street
                              London EC4A 2BB, England

Carl G.E. Palmstierna         133 Fleet Street
Sweden                        London EC4A 2BB, England

Michael G. Rantz              133 Fleet Street
                              London EC4A 2BB, England

J. David Rogers

Joseph Sassoon                133 Fleet Street
Israel                        London EC4A 2BB, England

Peter Savitz                  133 Fleet Street
                              London EC4A 2BB, England

Charles B. Seelig Jr.

Ralph F. Severson             555 California Street

Name and Citizenship          Business Address
- ---------------------         ----------------

                              San Francisco, CA 94104

Gene T. Sykes                 333 South Grand Avenue
                              Los Angeles, CA 90071

Gary A. Syman                 12-32, Akasaka 1-chome
                              Minato-ku, Tokyo 107, Japan

Leslie C. Tortora

John L. Townsend

Lee G. Vance                  133 Fleet Street
                              London EC4A 2BB, England

David A. Viniar

John S. Weinberg

Peter A. Weinberg

Laurence M. Weiss

George W. Wellde Jr.          12-32, Akasaka 1-Chome
                              Minato-Ku, Tokyo 107, Japan

Jaime E. Yordan

Sharmin Mossauar-Rahmani
United Kingdom

Hideo Ishihara                12-32, Akasaka 1-chome
Japan                         Minato-ku, Tokyo 107, Japan

Hideo Ishihara Inc.

Paul M. Achleitner            Messe Turm 60308
Austria                       Frankfurt am Main, Germany

Armen A. Avanessians

Joel S. Beckman

David W. Blood                133 Fleet Street
                              London  EC4A 2BB, England

Zachariah Cobrinik            12-32, Akasaka 1-Chome

Name and Citizenship          Business Address
- ---------------------         ----------------

                              Minato-Ku, Tokyo 107, Japan

Gary D. Cohn                  133 Fleet Street
                              London  EC4A 2BB, England

Christopher A. Cole

Henry Cornell                 3 Garden Road
                              Hong Kong

Robert V. Delaney

Joseph Della Rosa

J. Michael Evans              133 Fleet Street
                              London  EC4A 2BB, England

Lawton W. Fitt

Joseph D. Gatto

Peter C. Gerhard

Nomi P. Ghez
Israel

David T. Hamamoto

Walter H. Haydock             Munsterhof 4
                              8022 Zurich, Switzerland

David L. Henle

Francis J. Ingrassia

Scott B. Kapnick              133 Fleet Street
                              London  EC4A 2BB, England


Kevin M. Kelly

John C. Kleinert

Jonathan L. Kolatch

Peter S. Kraus

Name and Citizenship          Business Address
- ---------------------         ----------------

Robert Litterman

Jonathan M. Lopatin

Thomas J. Macirowski

Peter G.C. Mallinson          3  Garden Road
United Kingdom                Hong Kong

Oki Matsumoto                 12-32 Akasaka 1-chome
Japan                         Minato-ku, Tokyo 107, Japan

Oki Matsumoto, Inc.

E. Scott Mead                 133 Fleet Street
                              New York, New York  10004

Eric M. Mindich

Steven T. Mnuchin

Thomas K. Montag

Edward A. Mule

Kipp M. Nelson                133 Fleet Street
                              London  EC4A 2BB, England

Christopher K. Norton

Robert J. O'Shea

Wiet H. Pot                   133 Fleet Street
Netherlands                   London  EC4A 2BB, England

Jack L. Salzman

Eric S. Schwartz

Michael F. Schwerin

Richard S. Sharp              133 Fleet Street
United Kingdom                London  EC4A 2BB, England

Richard G. Sherlund

Michael S. Sherwood           133 Fleet Street

Name and Citizenship          Business Address
- ---------------------         ----------------

United Kingdom                London  EC4A  2BB, England

Cody J. Smith

Daniel W. Stanton

Esta E. Stecher

Fredric E. Steck

Byron D. Trott                4900 Sears Tower
                              Chicago  60606

Barry S. Volpert

Peter S. Wheeler              3 Garden Road
United Kingdom                Hong Kong

Anthony G. Williams           133 Fleet Street
United Kingdom                London  EC4A 2BB, England

Gary W. Williams

Tracy R. Wolstencroft         100 Crescent Court, Suite 1000
                              Dallas, Texas  75201

Danny O. Yee                  3 Garden Road
                              Hong Kong

Michael J. Zamkow

Mark A. Zurack

John P. Curtin, Jr., L.L.C.

Terence James O'Neill

Peter D. Sutherland           133 Fleet Street
                              London  EC4A 2BB, England

                                 SCHEDULE II-A


     The name, business address, present principal occupation or employment and citizenship of each controlling person, if any, director and executive officer of each general partner of Goldman Sachs & Co. or The Goldman Sachs Group that is a corporation are set forth below.

I.   Nobuyoshi John Ehara Inc.

     Nobuyoshi John Ehara Inc. is controlled by Nobuyoshi John Ehara, its President and one of its directors. The business address of each person listed below other than Nobuyoshi John Ehara is 85 Broad Street, New York, New York 10004, and each such person is a citizen of the United States of America. The business address of Nobuyoshi John Ehara, a citizen of Japan, is the Ark Mori Building, 12-32, Akasaka 1-chome, Minato-Ku, Tokyo 107, Japan.

Name and Business Address           Position         Present Principal Occupation
- -------------------------           --------         ----------------------------

Robert J. Katz               Director and            General Partner of Goldman,
                             Chairman of the Board   Sachs & Co.

Nobuyoshi John Ehara         President and Director  General Partner of Goldman,
                                                     Sachs & Co.

David A. Viniar              Director                General Partner of Goldman,
                                                     Sachs & Co.

Esta E. Stecher              Vice Chairman of the    General Partner of Goldman,
                             Board and Treasurer     Sachs & Co.

James B. McHugh              Secretary               Vice President of Goldman,
                                                     Sachs & Co.

II. Masanori Mochida Inc.

     Masanori Mochida Inc. is controlled by Masanori Mochida, its President and one of its directors. The business address of each person listed below other than Masanori Mochida is 85 Broad Street, New York, New York 10004, and each such person is a citizen of the United States of America. The business address of Masanori Mochida, a citizen of Japan, is 12-32, Akasaka 1-chome, Minato-ku, Tokyo 107, Japan.

Name and Business Address           Position         Present Principal Occupation
- -------------------------           --------         ----------------------------

Robert J. Katz               Director and            General Partner of Goldman,
                             Chairman of the Board   Sachs & Co.

Masanori Mochida             President and Director  General Partner of Goldman,
                                                     Sachs & Co.




Name and Business Address          Position                  Present Principal Occupation
- -------------------------          --------                  ----------------------------
David A. Viniar              Director                General Partner of Goldman,
                                                     Sachs & Co.

Esta E. Stecher              Vice Chairman of the    General Partner of Goldman,
                             Board and Treasurer     Sachs & Co.

James B. McHugh              Secretary               Vice President of Goldman,
                                                     Sachs & Co.

III. Jun Makihara Inc.

     Jun Makihara Inc. is controlled by Jun Makihara, its President and one of its directors. The business address of each person listed below other than Jun Makihara is 85 Broad Street, New York, New York 10004, and each such person is a citizen of the United States of America. The business address of Jun Makihara, a citizen of Japan, is 12-32, Akasaka 1- chome, Minato-Ku, Tokyo 107, Japan.


Name and Business Address          Position                  Present Principal Occupation
- -------------------------          --------                  ----------------------------

Robert J. Katz               Director and                    General Partner of Goldman,
                             Chairman of the Board           Sachs & Co.

Jun Makihara                 President and Director          General Partner of Goldman,
                                                             Sachs & Co.

David A. Viniar              Director                        General Partner of Goldman,
                                                             Sachs & Co.

Esta E. Stecher              Vice Chairman of the            General Partner of Goldman,
                             Board and Treasurer             Sachs & Co.

James B. McHugh              Secretary                       Vice President of Goldman,
                                                             Sachs & Co.

IV.  Hideo Ishihara Inc.

     Hideo Ishihara Inc. is controlled by Hideo Ishihara, its President and one of its directors. The business address of each person listed below other than Hideo Ishihara is 85 Broad Street, New York, New York 10004, and each such person is a citizen of the United States of America. The business address of Hideo Ishihara, a citizen of Japan, is the Ark Mori Building, 12-32, Akasaka 1-chome, Minato-Ku, Tokyo 107, Japan.

Name and Business Address      Position              Present Principal Occupation
- -------------------------      --------              ----------------------------

Robert J. Katz               Director and            General Partner of Goldman
                             Chairman of the Board   Sachs & Co.

Hideo Ishihara               President and Director  General Partner of Goldman,



Name and Business Address                Position            Present Principal Occupation
- -------------------------                --------            ----------------------------
                                                             Sachs & Co.

David A. Viniar              Director                        General Partner of Goldman,
                                                             Sachs & Co.

Esta E. Stecher              Vice Chairman of the            General Partner of Goldman,
                             Board and Treasurer             Sachs & Co.

James B. McHugh              Secretary                       Vice President of Goldman,
                                                             Sachs  & Co.

V.   Oki Matsumoto Inc.

     Oki Matsumoto Inc. is controlled by Oki Matsumoto, its President and one of its directors. The business address of each person listed below other than Oki Matsumoto is 85 Broad Street, New York, New York 10004, and each such person is a citizen of the United States of America. The business address of Oki Matsumoto, a citizen of Japan, is the Ark Mori Building, 12-32, Akasaka 1-chome, Minato-Ku, Tokyo 107, Japan.

Name and Business Address                Position            Present Principal Occupation
- -------------------------                --------            ----------------------------

Robert J. Katz                Director, Chairman of the       General Partner of Goldman
                              Board and Vice President        Sachs & Co.

Oki Matsumoto                 President and Director          General Partner of Goldman,
                                                              Sachs & Co.

Esta E. Stecher               Director, Vice Chairman of the  General Partner of Goldman,
                              Board, Vice President and       Sachs & Co.
                              Treasurer

James B. McHugh               Secretary                       Vice President of Goldman,
                                                              Sachs  & Co.

                                SCHEDULE II-B-i
                                ---------------



     The name, business address, present principal occupation of each director and executive officer of GS Advisors, Inc., the sole general partner of GS Advisors, L.P., which is the sole general partner of GS Capital Partners II, L.P., are set forth below.

     The business address for all the executive officers and directors listed below except for Henry Cornell is 85 Broad Street, New York, New York 10004. The business address of Henry Cornell is 3 Garden Road, Hong Kong.

     All executive officers and directors listed below are United States citizens.


Name and Business Address           Position          Present Principal Occupation
- -------------------------           --------          ----------------------------

Richard A. Friedman          Director/President       General Partner of Goldman,
                                                      Sachs & Co.

Terence M. O'Toole           Director/Vice President  General Partner of Goldman,
                                                      Sachs & Co.

Carla H. Skodinski           Vice President/Secretary Vice President of Goldman,
                                                      Sachs & Co.

Elizabeth S. Cogan           Treasurer                Vice President of Goldman,
                                                      Sachs  & Co.

James B. McHugh              Assistant Secretary      Vice President of Goldman,
                                                      Sachs & Co.

Joseph H. Gleberman          Director/Vice President  General Partner of Goldman,
                                                      Sachs & Co.

Henry Cornell                Vice President           General Partner of Goldman,
                                                      Sachs & Co.

Barry S. Volpert             Director/Vice President  General Partner of Goldman,
                                                      Sachs & Co.


                                SCHEDULE II-B-ii
                                ----------------



     The name, business address, present principal occupation of each director and executive officer of GS Advisors II, Inc., the sole general partner of GS Advisors II (Cayman), L.P., which is the sole general partner of GS Capital Partners II Offshore, L.P., are set forth below.

     The business address for all the executive officers and directors listed below except for Henry Cornell is 85 Broad Street, New York, New York 10004. The business address of Henry Cornell is 3 Garden Road, Hong Kong.

     All executive officers and directors listed below are United States citizens.


Name and Business Address            Position          Present Principal Occupation
- -------------------------            --------          ----------------------------

Richard A. Friedman          Director/President        General Partner of Goldman,
                                                       Sachs & Co.

Terence M. O'Toole           Director/Vice President   General Partner of Goldman,
                                                       Sachs & Co.

Carla H. Skodinski           Vice President/Secretary  Vice President of Goldman,
                                                       Sachs & Co.

Elizabeth S. Cogan           Treasurer                 Vice President of Goldman,
                                                       Sachs  & Co.

James B. McHugh              Assistant Secretary       Vice President of Goldman,
                                                       Sachs & Co.

Joseph H. Gleberman          Director/Vice President   General Partner of Goldman,
                                                       Sachs & Co.

Henry Cornell                Vice President            General Partner of Goldman,
                                                       Sachs & Co.

Barry S. Volpert             Director/Vice President   General Partner of Goldman,
                                                       Sachs & Co.

                               SCHEDULE II-B-iii
                               -----------------

     The name, business address, present principle occupation of each director and executive officer of Stone Street Empire Corp., the sole general partner of Stone Street Fund 1996, L.P. and the managing general partner of Bridge Street 1996, L.P., are set forth below.

     The business address for each of the executive officers and directors listed below is 85 Broad Street, New York, New York 10004.

     All executive officers and directors listed below are United States citizens.

                                                  Present Principle
Name                    Position                  Occupation
- ----                    --------                  -----------------
Friedman, Richard A.    Director/Vice             General Partner of
                        President                 Goldman, Sachs & Co.

Nash, Avi M.            Director/Vice             Vice President of
                        President                 Goldman, Sachs & Co.


Henry, Mary C.          Director/Vice             Vice President of
                        President                 Goldman, Sachs & Co.


Henle, David L.         Director/Vice             General Partner of
                        President                 Goldman, Sachs & Co.


Spilker, Marc A.        Director/Vice             Vice President of
                        President                 Goldman, Sachs & Co.


Kolatch, Jonathan L.    Director/Vice             General Partner of
                        President                 Goldman, Sachs & Co.


Mehra, Sanjeev K.       Director/Vice             Vice President of
                        President                 Goldman, Sachs & Co.


Mindich, Eric M.        Director/Vice             General Partner of
                        President/Treasurer       Goldman, Sachs & Co.

Sachs, Peter G.         Director/Vice             Limited Partner of
                        President                 Goldman, Sachs & Co.

Fuhrman, Glenn R.       Director/Vice             Vice President of
                        President                 Goldman, Sachs & Co.

Sacerdote, Peter M.     Director/Chairman/        Limited Partner of
                        C.E.O./President          Goldman, Sachs & Co.

Greenwald, David J.     Vice President/           Vice President of
                        Assistant Secretary       Goldman, Sachs & Co.

Skodinski, Carla H.     Vice President            Vice President of
                                                  Goldman, Sachs & Co.


                                 SCHEDULE II-C
                                 -------------



     The name, business address, present occupation of each executive officer or director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG are set forth below.

     The business address for each of the persons listed below other than Christopher K. Norton is MesseTurm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Germany.

     All directors and executive officers other than Paul M. Achleitner and Ernst Tschoeke are United States citizens. Paul M. Achleitner is a citizen of Austria. Ernst Tschoeke is a citizen of Germany.


Name and Business Address        Position       Present Principal Occupation
- -------------------------        --------       ----------------------------

Paul M. Achleitner           Managing Director  General Partner of Goldman,
                                                Sachs & Co.

Philip D. Murphy             Managing Director  General Partner of Goldman,
                                                Sachs & Co.

Christopher K. Norton        Managing Director  General Partner of Goldman,
                                                Sachs & Co.

Ernst Tschoeke               Managing Director  Executive Director of Goldman,
                                                Sachs & Co. oHG

                                    SCHEDULE III
                                    ------------



     In settlement of SEC Administrative Proceeding File No. 3-7646 In the Matter of the Distribution of Securities Issued by Certain Government Sponsored Enterprises, Goldman, Sachs & Co., (the "Firm") without admitting or denying the findings consented to the entry of an Order dated January 16, 1992 along with numerous other securities firms. The SEC found that the Firm in connection with its participation in the primary distributions of certain unsecured debt securities issued by Government Sponsored Enterprises ("GSEs") made and kept certain records that did not accurately reflect the Firm's customers' orders for GSEs' securities and/or offers, purchases or sales by the Firm of the GSEs' securities effected by the Firm in violation of Section 17(a) of the Exchange Act and 17 C.F.R. Sections 240.17a-3 and 240.17a-4.

     The Firm was ordered to cease and desist from committing or causing future violations of the aforementioned sections of the Exchange Act in connection with any primary distributions of unsecured debt securities issued by the GSEs, pay a civil money penalty to the United States Treasury in the amount of $100,000 and maintain policies and procedures reasonably designed to ensure the Firm's future compliance with the aforementioned sections of the Exchange Act in connection with any primary distributions of unsecured debt securities issued by the GSEs.

     In SEC Administrative Proceeding File No.3-8282 In the Matter of Goldman, Sachs & Co., the Firm without admitting or denying the allegations settled administrative proceedings involving alleged books and records and supervisory violations relating to eleven trades in the secondary markets for U.S. Treasury securities in 1985 and 1986. The SEC alleged that the Firm had failed to maintain certain records required pursuant to Section 17(a) of the Exchange Act and had also failed to supervise activities relating to the aforementioned trades in violation of Section 15(b)(4)(E) of the Exchange Act.

     The Firm was ordered to cease and desist from committing or causing any violation of the aforementioned sections of the Exchange Act, pay a civil money penalty to the SEC in the amount of $250,000 and establish policies and procedures reasonably designed to assure compliance with Section 17(a) of the Exchange Act and Rules 17a-3 and 17a-4 thereunder.

                                 EXHIBIT INDEX


Exhibit No.   Exhibit

    (1)       Securities Purchase Agreement by and among the Company and the Limited Partnerships, dated as of July 19, 1996


    (2)       Registration Rights Agreement between the Company and the

              Limited Partnerships, dated as of July 19, 1996


    (3)       Executive Agreement, by and among the Company, the Limited

              Partnerships and Brian F. Sullivan, dated as of

              July 19, 1996


    (4)       Joint Filing Agreement